Exhibit 99.2

Chongqing Alpha and Omega Semiconductor Limited

REPORT OF INDEPENDENT AUDITOR
The Board of Directors of Chongqing Alpha and Omega Semiconductor Limited
Opinion
We have audited the financial statements of Chongqing Alpha and Omega Semiconductor Limited ("the Company") which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, equity and cash flows for the years ended December 31, 2024 and 2023, and the related notes to the financial statements (collectively referred to as the "financial statements").
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023 in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
The financial statements of the Company have been prepared with the purpose of providing financial information to Alpha and Omega Semiconductor Limited ("AOS") to assist AOS in satisfying its reporting responsibilities under Regulation S-X, Rule 3-09.
Convenience Translation
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1(d) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People's Republic of China.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.
Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People's Republic of China
August 20, 2025

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
BALANCE SHEETS
(In thousands)

		December 31,
	Notes	2023	2024
		RMB	RMB	US$ (Note 1(d))
ASSETS
Current assets:
Cash and cash equivalents	3	168,471	199,491	27,332
Restricted cash, current		-	20,441	2,801
Accounts receivable, net of allowance for credit losses of RMB21 and RMB2, respectively		20,950	29,811	4,084
Amounts due from related parties, net of allowance for credit losses of RMB157 and RMB4,927, respectively	14	153,990	169,281	23,193
Inventories	4	295,779	303,782	41,621
Prepayments and other current assets	5	11,625	13,438	1,841
Total current assets		650,815	736,244	100,872
Property and equipment, net	6	2,023,919	1,997,829	273,720
Land use right, net		51,912	50,703	6,947
Intangible assets, net	7	281,107	221,648	30,368
Operating lease right-of-use assets, net	10	71,757	58,703	8,043
Restricted cash, non-current		14,000	-	-
Other long-term assets		22,699	5,491	752
Total non-current assets		2,465,394	2,334,374	319,830
TOTAL ASSETS		3,116,209	3,070,618	420,702
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		107,976	138,215	18,936
Amounts due to related parties	14	65,612	48,024	6,580
Accrued and other liabilities	8	247,044	271,789	37,237
Short-term debts	9	183,798	54,920	7,525
Operating lease liabilities	10	8,288	7,618	1,044
Total current liabilities		612,718	520,566	71,322
Long-term debts	9	451,440	561,340	76,909
Operating lease liabilities - long-term	10	64,549	51,646	7,076
Total non-current liabilities		515,989	612,986	83,985
TOTAL LIABILITIES		1,128,707	1,133,552	155,307
Commitments and contingencies (Note 15)
Equity:
Paid-in capital	11	2,817,675	2,806,620	384,532
Additional paid-in capital	11	308,567	309,276	42,373
Accumulated deficit		(1,138,740)	(1,178,830)	(161,510)
TOTAL EQUITY		1,987,502	1,937,066	265,395
TOTAL LIABILITIES AND EQUITY		3,116,209	3,070,618	420,702

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
STATEMENTS OF OPERATIONS
(In thousands)

		For the years ended
	Note	2023	2024
		RMB	RMB	US$ (Note 1(d))
Revenue (include RMB708,070 and RMB718,959 from related parties for the years ended December 31, 2023 and 2024, respectively)		883,756	981,947	134,535
Cost of goods sold		912,451	938,964	128,646
Gross (loss) profit		(28,695)	42,983	5,889

Operating expenses:
Research and development		29,472	29,114	3,989
Selling, general and administrative		34,444	43,973	6,025
Other operating income, net		(13)	-	-
Total operating expenses		63,903	73,087	10,014
Operating loss		(92,598)	(30,104)	(4,125)
Interest expense, net		(25,143)	(16,382)	(2,244)
Other income, net		3,068	6,396	876
Net loss before income taxes		(114,673)	(40,090)	(5,493)
Income tax expense	13	-	-	-
Net loss		(114,673)	(40,090)	(5,493)

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
STATEMENTS OF EQUITY
(In thousands)

	Paid-in capital	Additional paid-in capital	Accumulated deficit	Total
	RMB	RMB	RMB	RMB
Balance at December 31, 2022	2,817,675	308,567	(1,024,067)	2,102,175
Net loss	-	-	(114,673)	(114,673)
Balance at December 31, 2023	2,817,675	308,567	(1,138,740)	1,987,502
Repurchase of restricted shares under Employee Stock Purchase Plan	(11,055)	709	-	(10,346)
Net loss	-	-	(40,090)	(40,090)
Balance at December 31, 2024	2,806,620	309,276	(1,178,830)	1,937,066

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years ended December 31
	2023	2024
	RMB	RMB	US$ (Note 1(d))
Cash flows from operating activities:
Net loss	(114,673)	(40,090)	(5,493)
Adjustments to reconcile net loss to net cash provided by operating activities:
Allowance for credit losses	(68)	4,751	651
Inventory write-down	5,434	5,466	749
Impairment of property and equipment	7,975	2,977	408
Noncash lease expenses	8,090	7,498	1,027
Depreciation and amortization	209,248	205,636	28,174
Loss on disposal of property and equipment	299	192	26
Foreign currency exchange loss	676	(6,987)	(957)
Changes in assets and liabilities:
Accounts receivable	(18,006)	(8,843)	(1,212)
Amounts due from related parties, net	88,050	(20,060)	(2,748)
Inventories	83,703	(13,469)	(1,845)
Prepayments and other current assets	6,167	(1,814)	(249)
Accounts payable	11,278	30,239	4,145
Amounts due to related parties	(30,927)	(17,942)	(2,458)
Accrued and other liabilities	(41,286)	13,620	1,866
Operating lease liabilities	(8,241)	(8,017)	(1,099)
Net cash provided by operating activities	207,719	153,157	20,985
Cash flows from investing activities:
Purchase of property and equipment	(318,048)	(132,977)	(18,219)
Disposal of property and equipment	119	210	29
Net cash used in investing activities	(317,929)	(132,767)	(18,190)
Cash flows from financing activities:
Proceeds from bank borrowings	450,000	170,000	23,291
Repayments of bank borrowings	(452,751)	(189,540)	(25,969)
Prepayment received from an investor	-	40,000	5,480
Principal payments on financing leases	(23,000)	-	-
Payment of share repurchase	-	(10,346)	(1,417)
Net cash (used in) provided by financing activities	(25,751)	10,114	1,385
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,215	6,957	953
Net (decrease) increase in cash, cash equivalents and restricted cash	(133,746)	37,461	5,133
Cash, cash equivalents and restricted cash at the beginning of the year	316,217	182,471	25,000
Cash, cash equivalents and restricted cash at end of the year	182,471	219,932	30,133
Supplemental disclosures of cash flow information:
Cash and cash equivalents	168,471	199,491	27,332
Restricted cash, current	-	20,441	2,801
Restricted cash, non-current	14,000	-	-
Total cash and cash equivalents and restricted cash	182,471	219,932	30,133
Cash paid for interest	26,366	18,509	2,536
Supplemental disclosures of non-cash investing information:
Property and equipment purchased during the current period but not yet paid	67,954	32,271	4,421

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

1. The Company and Significant Accounting Policies
(a) History and Principal Activities
Chongqing Alpha and Omega Semiconductor Limited ("CQAOS", "the Company") was incorporated in Chongqing, China on April 22, 2016. It was invested by Alpha and Omega Semiconductor Limited ("AOS") with two investment funds owned by the Municipality of Chongqing (the "Chongqing Funds") by entering into a joint venture contract, for the purpose of constructing and operating a power semiconductor assembling, testing and wafer fabrication facility in the Liangjiang New Area of Chongqing, the People's Republic of China.
(b) Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").
(c) Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, the Company's financial statements will be affected. On an ongoing basis, the Company evaluates the estimates, judgments and assumptions including principal-versus-agent determination for revenue recognition, allowance for credit loss, inventory reserves, warranty accrual, income taxes, leases, impairment and useful lives for property and equipment and intangible assets.
(d) Foreign currency transaction and translation
Foreign currency transactions are translated into the functional currencies using the exchange rates prevailing at the beginning of the month. Foreign exchange gains and losses, resulting from the settlement of such transactions and from the re-measurement of monetary assets and liabilities denominated in foreign currencies using exchange rates at month end, are recognized in the statements of operations.
The Company's reporting currency and functional currency is Renminbi ("RMB"). Translations of balances in the balance sheets, statements of operations and statements of cash flows from RMB into U.S. Dollars ("US$") as of and for year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2988 on December 31, 2024, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2024, or at any other rate.
(e) Cash, cash equivalents and restricted cash
Cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less. Cash equivalents are highly liquid investments with stated maturities of three months or less as of the dates of purchase. The carrying amounts reported for cash and cash equivalents are considered to approximate fair values based upon their short maturities.
As a condition of the loan arrangements, the Company is required to maintain a margin balance deposit at the issuing bank. The deposit has been excluded from the Company's cash and cash equivalents balance and are classified as restricted cash in the Company's balance sheets.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

1. The Company and Significant Accounting Policies - continued
(f) Current expected credit loss
The Company adopted the CECL model since July 1, 2021 and the estimate of expected credit losses will be (1) recognized immediately upon either origination or acquisition and (2) adjusted in each subsequent reporting period. The allowance for credit loss is based on assessment of the collectability of accounts receivable from customers and amount due from related parties. The Company reviews the allowance by considering factors such as historical collection experience, credit quality, and current economic conditions that may affect a customer's ability to pay. The Company writes off a receivable and charges against its recorded allowance when it has exhausted its collection efforts without success.
(g) Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:
Level 1 -     Quoted prices in active markets for identical assets or liabilities.
Level 2 -     Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 -     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
(h) Fair Value of Financial Instruments and others
The fair value of cash equivalents is based on observable market prices and have been categorized in Level 1 in the fair value hierarchy. Cash equivalents consist primarily of short-term bank deposits. The carrying values of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to their short-term maturities. The carrying value of the Company's debt is considered a reasonable estimate of fair value which is estimated by considering the current rates available to the Company for debt of the same remaining maturities, structure and terms of the debts.
The Company measures certain long-lived assets at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets is below its recorded cost and impairment is required. Fair value of the property and equipment in impairment testing were determined by the Company based on either quoted market price, if available, or the income approach using the discounted cash flows associated with the underlying assets, which incorporated certain assumptions including projected revenue, growth rates and projected operating costs, expectation of management and projected trends of current operating results.
The Company recorded impairment charges of RMB7,975 and RMB2,977 (US$408) for certain property and equipment for the years ended December 31, 2023 and 2024 respectively. The fair value amounts for the impaired property and equipment were RMB0 as of December 31, 2023 and 2024.This fair value measurement of long-lived assets is categorized within Level 3 of the fair value hierarchy, as the measurement amount is based primarily on significant inputs that are not observable in the market. The impairment was recorded in cost of goods sold in its statements of operations.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

1. The Company and Significant Accounting Policies - continued
(i) Inventories
The Company carries inventories at the lower of cost or net realizable value. Cost of inventory includes semiconductor wafer and raw materials, labour, depreciation expenses and other manufacturing expenses and overhead, and assembling and testing fees paid to third parties if subcontractors are used. Valuation of inventories are based on the Company's periodic review of inventory quantities on hand as compared with its sales forecasts, historical usage, aging of inventories, production yield levels and current selling prices. If actual market conditions are less favourable than those forecasted by management, additional future inventory write-downs may be required. Once established, adjustments to inventory are not reversed.
(j) Property and equipment, net
Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items and the costs incurred to make the assets ready for their intended use.
Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Useful life
Building	20 ~ 30 years
Manufacturing machinery and equipment	10 ~ 15 years
Facility Machinery and Equipment	10 ~ 15 years
Software	3 ~ 10 years
Office furniture and equipment	3 ~ 5 years
Vehicle and other fix asset	4 years
Tooling and instrument	5 years
Construction in progress represent equipment received but the necessary installation has not been fully performed or building construction and leasehold improvements that have been started but not yet completed. Equipment and construction in progress are stated at cost and transferred to respective asset class when fully completed and ready for their intended use.
Software is externally purchased which is amortized over three to ten years on a straight-line basis. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized as selling, general and administrative expenses in the statements of operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.
(k) Land use right, net
The land use rights represent the operating lease prepayments for the rights to use the land in the PRC under Accounting Standards Codification Topic 842, Leases ("ASC 842"), which are amortized on a straight-line basis over the remaining term of the land use right. In March 2017, The Company acquired the land use right from the PRC government with a consideration of RMB60,178 (US$8,476). The land use right will expire on November 30, 2066. Amortization expense of land use rights for the years ended December 31, 2023 and 2024 amounted to RMB1,210 and RMB1,210 (US$166) respectively.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

1. The Company and Significant Accounting Policies - continued
(l) Impairment of Long-lived Assets
Long-lived assets are reviewed for impairment in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets with definite lives are not impaired unless undiscounted cash flow is less than the carrying value, at which time impairment is recorded for the difference between carrying value and fair value.
(m) Government Grants
The Company occasionally receives government grants that provide financial assistance for certain eligible expenditures in China. These grants include reimbursements on interest expense on bank borrowings, payroll related subsidy, as well as other business expansion credits. Grants received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Grants received with government specified performance obligations are recognized when all the obligations have been fulfilled and cash is received. If such obligations are not satisfied, the Company may be required to refund the subsidy. The Company records such grants either as a reduction of the interest expenses, related expense, or as other income depending upon the nature of the grant. For the year ended December 31, 2024, the Company reduced interest expense by RMB970 (US$133), reduced general and administrative expenses by RMB998 (US$137), reduced research and development expenses by RMB60 (US$8) and recorded other income of RMB821 (US$112) upon receipt of cash from government.
(n) Revenue Recognition
The Company's revenue is derived from the sales of silicon chips and wafer, providing assembly and testing ("A&T") service, and other revenue including sales of raw materials and scrapped materials.
The Company determines revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, a performance obligation is satisfied. The Company recognizes product revenue at a point in time when product is shipped to customer, and service revenue once rendered. The Company presents revenue net of sales taxes. The standard payment terms range from 30 to 90 days.
The Company's performance obligations relate to contracts with a duration of less than one year. The Company elected to apply the practical expedient provided in ASC 606, "Revenue from Contracts with Customers". Therefore, the Company is not required to disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.
The following is a summary of revenue by type:

	Years ended December 31
	2023	2024
	RMB	RMB	US$
Product	871,777	971,821	133,148
Others	11,979	10,126	1,387
Total	883,756	981,947	134,535

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

1. The Company and Significant Accounting Policies - continued
(o) Cost of goods sold
Cost of goods sold primarily consists of costs associated with semiconductor wafers, assembling and testing, shipping and handling, personnel, overhead attributable to manufacturing, impairment loss on manufacturing equipment, operations and procurement, and costs associated with yield improvements, capacity utilization, warranty and valuation of inventories.
(p) Leases
The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets and lease liabilities are recognized for all leases based on the present value of the future minimum lease payments over the lease term at commencement date. The Company uses an estimate of its incremental borrowing rate based on the information available at the lease commencement date. ROU assets also include any lease payments made and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.
The Company classifies its leases into operating lease and finance lease. Operating leases are included in operating lease ROU assets and operating lease liabilities on the Company's balance sheets. Finance leases are included in property and equipment and finance lease liabilities on the balance sheets. Operating lease expense is recognized on a straight-line basis over the lease term, lease liability is amortized using the effective interest method over the lease period. The Company does not record leases on the balance sheet with a term of one year or less.
The Company leased certain idle manufacture equipment to related parties. The Company determines if an arrangement is a lease at inception. All leases are classified as operating leases and rents are recognized on a straight-line basis over the terms of the leases when collectability is probable, and the lessee has taken possession or controls the physical use of the leased equipment. The leased equipment is recognized in the statement of balance sheets as property and equipment, which lease income, net of depreciation expenses of the leased equipment, is recorded as other operating income, net in the statements of operations.
(q) Product Warranty
The Company provides a standard two-year warranty for the products from the date of purchase by the customers. The Company accrues for estimated warranty costs at the time revenue is recognized. The Company's warranty obligation is affected by product failure rates, labor and material costs for replacing defective products, related freight costs for failed parts and other quality assurance costs. The Company monitors its product returns for warranty claims and maintains warranty reserves based on historical experiences and anticipated warranty claims known at the time of estimation.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

1. The Company and Significant Accounting Policies - continued
(r) Provision for Income Taxes
Income tax expense or benefit is based on income or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts.
Significant management judgment is required in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or research and experimentation tax credit carry-forwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. The Company considers all available positive and negative evidence when assessing whether it is more likely than not that deferred tax assets are recoverable. The Company considers evidence such as our past operating results, the existence of cumulative losses in recent years and our forecast of future taxable income.
The Financial Accounting Standards Board ("FASB") issued guidance which clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management.
(s) Share-based compensation
The Company grants restricted shares to the certain employees ("Share-based Awards"). The Company accounted for the Share-based Awards in accordance with ASC 718 Compensation—Stock Compensation. Vesting of Share-based Awards is subject to certain service and performance conditions. Employees are not entitled to transfer or redeem the share until twelve months after the Company completes initial public offering ("IPO condition"). Share-based Awards are measured at the grant date fair value using market approach and share-based compensation expenses are amortized on a straight-line basis over the service term but will not be recognized before the IPO condition is satisfied, at which time the cumulatively vested amount will be recognized.

2. Concentration of Credit Risk and Significant Customers
The Company manages its credit risk associated with exposure to customers on outstanding accounts receivable through the application of credit approvals, credit ratings and other monitoring procedures.
Credit sales, which are mainly on credit terms of 30 to 90 days, are only made to customers who meet the Company's credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. The Company considers its financial assets to be of good credit quality because its customers have long-standing business relationships with the Company and the Company has not experienced any significant bad debt write-offs of accounts receivable in the past. The Company closely monitors the aging of accounts receivable from customers, and regularly reviews their financial positions, where available.
The only customer whose revenue or accounts receivable balances were 10% or higher than the respective total amounts is the Company's related party, AOS Group. See note 14 for details of balance and transaction with AOS Group.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

3. Cash and cash equivalents

	As of December 31,
	2023	2024
	RMB	RMB	US$
Cash at bank	168,471	199,491	27,332

Denominated in:
US$	99,151	131,249	17,982
RMB	69,320	68,242	9,350
Certain cash and bank balances denominated in US$ were deposited with banks in the PRC. The conversion of these US$ denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

4. Inventories

	As of December 31,
	2023	2024
	RMB	RMB	US$
Raw materials	171,091	167,020	22,884
Work in progress	92,399	107,915	14,785
Finished goods	32,289	28,847	3,952
Inventories	295,779	303,782	41,621
The Company writes down inventory for any excess or obsolete inventories or when the Company believes that the net realizable value of inventories is less than the carrying value. For the years ended December 31, 2023 and 2024, the Company wrote down inventory of RMB5,434 and RMB5,466 (US$749), respectively.

5. Prepayments and other current assets

	As of December 31,
	2023	2024
	RMB	RMB	US$
Prepaid maintenance	414	686	94
Prepayment to supplier	1,744	2,037	279
VAT receivable	6,875	8,339	1,143
Others	2,592	2,376	325
Prepayments and other current assets	11,625	13,438	1,841

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

6. Property and equipment, net
Property and equipment, net consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Building	375,359	375,359	51,427
Manufacturing machinery and equipment	1,916,668	2,123,713	290,968
Equipment and tooling	265,001	268,241	36,751
Software	52,379	55,595	7,617
Office furniture and equipment	24,936	24,076	3,299
Vehicle and other fix asset	10,984	14,043	1,924
Long-term deferred expense	345	345	47
less: accumulated depreciation	(973,726)	(1,117,579)	(153,118)
Accumulated impairment loss	(17,721)	(20,698)	(2,836)
Equipment and construction in progress	369,694	274,734	37,641
Property and equipment, net	2,023,919	1,997,829	273,720
The depreciation for property and equipment for the years ended December 31, 2023 and 2024 were RMB148,580 and RMB144,968 (US$19,861) respectively. For the years ended December 31, 2023 and 2024, RMB7,975 and RMB2,977 (US$408) were recognized as impairment loss on manufacturing machinery and equipment, respectively.

7. Intangible assets, net
Intangible assets, net consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Patents and technology rights	571,243	571,243	78,265
Less: accumulated amortization	(290,136)	(349,595)	(47,897)
Intangible assets, net	281,107	221,648	30,368
The Company amortizes its intangible assets of patents and technology rights relating to power device semiconductors and wafer production over their estimated useful lives of 7 to 15 years. Amortization expenses for the years ended December 31, 2023 and 2024 were RMB59,458 and RMB59,458 (US$8,146), respectively.
Amortization expenses of the above intangible assets are expected to be approximately RMB59,458, RMB59,458, RMB59,458, and RMB43,274 for the years ending December 31, 2025, 2026, 2027, and 2028, respectively.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

8. Accrued and other liabilities

	As of December 31,
	2023	2024
	RMB	RMB	US$
Accrued compensation and benefits	52,560	70,161	9,613
Accrued property and equipment	147,326	119,044	16,310
Warranty accruals	7,318	5,905	809
Accrued interest	1,703	472	65
Advance from customers	586	2,054	281
Advance payment from an investor		40,000	5,480
Others	37,551	34,153	4,679
Accrued and other liabilities	247,044	271,789	37,237
On December 30, 2024, the Company signed an investment agreement with an investor, pursuant to which the investor agreed to invest RMB500 million in the Company in three installments. The Company received the first installment of RMB40 million on December 31, 2024. The remaining installments were expected to be paid by July 31, 2025, but have not been received as of the issuance date of the audited financial statements. Taking into account that the Company completed the registration of the issuance of equity interest to the investor with the local government authority on January 15, 2025, the first instalment received was recorded as advance payment from an investor as of December 31, 2024.

9. Bank borrowings
Long-term debts
On March 12, 2019, the Company entered into a six-year credit facility agreement with Export-Import Bank of China in the aggregate principal amount of RMB200 million. The Company drew-down the whole facility in 2019. The interest was initially calculated based on the five-year Loan Prime Rate in China ("LPR") multiplied by 110%, subsequent to February 2, 2023, the interest is calculated based on the five-year Loan Prime Rate in China ("LPR") minus 10 basis points and shall be paid quarterly, and the interest rate is adjusted on February 3, May 3, August 3 and December 3 every year. This loan is secured by the buildings and certain equipment and land-use rights owned by the Company with a carrying value of RMB510 million as of December 31, 2024. As a condition of the loan arrangements, RMB14 million of cash is held as restricted cash by the Company as a deposit at the Company's bank until the principal is paid. As of December 31, 2024, the outstanding balance of the loan was RMB23 million.
On December 18, 2019, the Company entered into a five-year loan agreement with China Development Bank in the amount of US$24.0 million. The interest was initially calculated based on the London Inter-Bank Offered Rate ("LIBOR") of 6 months plus 2.8%, subsequent to June 30, 2023, the benchmark of interest rate was modified to Secured Overnight Financing Rate ("SOFR"), and the credit spread was increased to 3.23% and Interest rates are adjusted daily. This loan is secured by certain equipment and 100 patents owned by the Company with a carrying value of RMB1,052 million as of December 31, 2023. This loan shares collateral rights with the RMB250 million long-term loan signed on April 26, 2020. As of January 26, 2024, the principal and interest of the loan have been fully repaid, and then collateral has been released.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

9. Bank borrowings - continued
Long-term debts - continued
On April 26, 2020, the Company entered into a five-year credit facility agreement with China Development Bank, Agricultural Bank of China, China Merchants Bank and Chongqing Rural Commercial Bank (collectively, "the Banks") in the aggregate principal amount of RMB250 million. The interest rate is calculated as the one-year LPR plus 1.3%, and interest rate is adjusted January 1 every year. This loan shares collateral rights with the US$24 million long-term loan signed on December 18, 2019. As of February 1, 2024, the principal and interest of the loan have been fully repaid, and then collateral has been released.
On July 17, 2023, the Company entered into a three-year loan agreement with China Merchants Bank to borrow a maximum of RMB200 million. There are certain financial covenants including quarterly sales and debt to assets ratio. The Company was fully in compliance with the covenants as of December 31, 2024 related to this facility. The maximum interest rate is calculated as the one-year LPR minus 65 basis points, and interest rate is adjusted July 19 every year. This loan is secured by certain equipment owned by the Company with a carrying value of RMB151 million as of December 31, 2024. As of December 31, 2024, the outstanding loan amount was RMB180 million.
On August 25, 2023, the Company entered into a three-year loan agreement with Bohai Bank to borrow a maximum of RMB100 million. The interest rate is fixed upon drawdown that calculated as the one-year LPR plus 40 basis points. On August 31, 2023, the Company drew down RMB20 million. As of December 31, 2024, the outstanding loan amount was RMB20 million.
On November 2, and December 25, 2023, the Company entered into three-year loan agreements with China Everbright Bank to borrow RMB50 million and RMB30 million. The interest rates are calculated respectively as five-year LPR minus 120 basis points and 160 basis points, and interest rate are respectively adjusted November 2 and December 25 every year. As of December 31, 2024, the outstanding loan amount was RMB80 million.
On December 5 and 20, 2023, the Company entered into three-year loan agreements with Export-Import Bank of China to borrow respectively RMB50 million and RMB100 million. The interest rate is fixed upon drawdown that calculated as the one-year LPR minus 75 basis points. As of December 31, 2024, the outstanding amount of the loans was RMB150 million.
On January 3, 2024, the Company entered into a three-year loan agreement with China Everbright Bank to borrow RMB20 million. The interest rate is calculated as the five-year LPR minus 160 basis points, and interest rate is adjusted January 3 every year. As of December 31, 2024, the outstanding loan amount was RMB20 million.
On January 29, 2024, the Company entered into a three-year loan agreement with China Citic Bank borrow a maximum of RMB60 million, then respectively drew down RMB30 million on January 29 and February 4, 2024. The interest rate is calculated as the one-year LPR minus 80 basis points, and interest rate are respectively adjusted January 29 and February 4 every year. As of December 31, 2024, the outstanding loan amount was RMB57 million.
On February 27, 2024, the Company entered into a three-year loan agreement with China Citic Bank borrow RMB40 million. The interest rate is calculated as the one-year LPR minus 80 basis points, and interest rate is adjusted February 27 every year. As of December 31, 2024, the outstanding loan amount was RMB38 million.
On April 1, 2024, the Company entered into a loan agreement with Export-Import Bank of China borrow RMB50 million for 36 months The interest rate is fixed upon drawdown that calculated as the one-year LPR minus 85 basis points. As of December 31, 2024, the outstanding loan amount was RMB50 million.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

9. Bank borrowings - continued
Long-term debts - continued

December 31,	RMB	US$
2025	54,920	7,525
2026	417,240	57,166
2027	144,100	19,743
Total principal of debt	616,260	84,434
Less: debt issuance costs	-	-
Total principal of debt, less debt issuance costs	616,260	84,434

	Short-Term Debt		Long-Term Debt		Total
	RMB	US$	RMB	US$	RMB	US$
Principal amount	-	-	616,260	84,434	616,260	84,434
Add: mature in one year	54,920	7,525	(54,920)	(7,525)	-	-
Total	54,920	7,525	561,340	76,909	616,260	84,434
Financing lease
On May 9, 2018 (the "Effective Date"), the Company entered into a lease finance agreement and a security agreement (the "Agreements") with YinHai Leasing Company and China Import/Export Bank (the "Lenders"). Pursuant to the Agreements, the Lenders agree to provide an aggregate of RMB400 million of financing to the Company (the "Lease Financing"). In exchange for the Lease Financing, the Company agrees to transfer title of its assembly and testing equipment to the Lenders, and the Lenders lease such equipment to the Company under a five-year lease arrangement, pursuant to which the Company makes quarterly lease payments to the Lenders consisting of principal and interest based on a repayment schedule mutually agreed by the parties. The interest under the Lease Financing is accrued based on the five-year LPR multiplied by 1.15. Under the Agreements, at the end of the five-year lease term, the Lenders agree to sell such equipment back to the Company for a nominal amount RMB0.001. The Company's obligations under the Lease Financing are secured by the land and building
The lease financing shares the collateral rights both with the loan of RMB200 million signed on March 12, 2019 and the loan of RMB200 million signed on July 19, 2022 with The Export-Import Bank of China. The proceeds from the Lease Financing were used primarily for the acquisition and installation of the 12-inch fabrication equipment and other expenses of the Company relating to the completion of the fabrication facility located in Chongqing. The Agreements contain customary representation, warranties and covenants, including restrictions on the transfer of the Collateral. The Agreements also contain customary events of default, including but are not limited to, failure to make payments and breach of material terms under the Agreements. On June 28, 2020, the parties entered into a modification to this agreement as a result of a change in the bank reference rate, pursuant to which the interest rate was changed to be the five-year LPR plus 0.8125%. Other terms of this agreement remain the same. As of March 31, 2023, the financing leases has been fully repaid.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

10. Lease
The Company evaluates contracts for lease accounting at contract inception and assesses lease classification at the lease commencement date. Operating leases are included in operating lease ROU assets, operating lease liabilities and operating lease liabilities - long-term on the Company's balance sheets. Finance leases are included in property and equipment, finance lease liabilities and finance lease liabilities-long-term on the balance sheets. The Company recognizes a ROU asset and corresponding lease obligation liability at the lease commencement date where the lease obligation liability is measured at the present value of the minimum lease payments. As most of the leases do not provide an implicit rate, the Company uses its incremental borrowing rate at lease commencement. The Company uses an interest rate commensurate with the interest rate to borrow on a collateralized basis over a similar term with an amount equal to the lease payments. Operating leases are primarily related to offices facilities, employee apartments, and gas tank equipment. Lease agreements frequently include renewal provisions and require the Company to pay real estate taxes, insurance and maintenance costs. For operating leases, the amortization of the ROU asset and the accretion of its lease obligation liability result in a single straight-line expense recognized over the lease term. The finance lease is related to YinHai Leasing Company. The Company does not record leases on the balance sheet with a term of one year or less. Total lease expenses related to short-term leases were insignificant for the years ended December 31, 2023 and 2024.
The components of the Company's operating and finance lease expenses are as follows for the period presented:

	For the years ended
	2023	2024
	RMB	RMB	US$
Operating leases:
Fixed rent expense	12,075	10,530	1,443
Finance lease:
Amortization of equipment	4,539	-	-
Interest	358	-	-
Total lease expenses	16,972	10,530	1,443
Supplemental balance sheet information related to the Company's operating and finance lease is as follows (in thousands, except lease term and discount rate):

	As of December 31,
	2023	2024
	RMB	RMB	US$
Operating leases:
ROU assets associated with operating leases	71,757	58,703	8,043

Weighted average remaining lease term (in years)
Operating leases	9.00	8.00
Finance leases	-	-

Weighted average discount rate
Operating leases	5.35%	5.32%
Finance leases

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

10. Lease - continued
Supplemental cash flow information related to the Company's operating and finance lease is as follows:

	Years ended December 31,
	2023	2024
	RMB	RMB	US$
Cash paid from amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	12,226	11,049	1,514
Operating cash flows from finance lease	358	-	-
Financing cash flows from finance lease	23,000	-	-
Non-cash right-of-use assets obtained in acquisition for operating lease	2,853	1,922	263
Non-cash right-of-use assets decreased in rent adjustment or early termination for operating lease	-	(7,478)	(1,024)
Non-cash lease liabilities obtained in acquisition for operating lease	2,853	1,922	263
Non-cash lease liabilities decreased in rent adjustment or early termination for operating lease	-	(7,478)	(1,024)
Future minimum lease payments are as follows as of December 31, 2024:

	Operating Lease Payment	Operating Lease Payment
	RMB	US$
Years ending December 31,
2025	10,099	1,384
2026	9,389	1,286
2027	8,744	1,198
2028	8,551	1,172
2029	8,497	1,164
Thereafter	27,556	3,775
Total lease payments	72,836	9,979
Less: imputed interest	(13,572)	(1,859)
Total lease liabilities	59,264	8,120

11. Shareholders' Equity
In January 2022, certain third-party investors entered into investment agreements with the Company in total consideration of RMB509 million (US$80 million) to subscribe for the Company's equity interest ("2022 Financing"). As of December 31, 2022, the Company received all capital injection, of which RMB212,899 and RMB296,101 was recorded in paid-in capital and additional paid-in capital, respectively.
In January 2024, the Company repurchased certain restricted shares from terminated employees. The total consideration of RMB11,055(US$1,555) and RMB709(US$97) translation difference was recorded in paid-in capital and additional paid-in capital, respectively. (Note 12)

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

12. Share-based Compensation
On December 30, 2021, the Board of Directors approved a Share Incentive Plan ("Plan") to grant share-based compensation awards to attract, motivate, retain and reward its employees. Pursuant to the Plan, the Company reserved a total of 19,947,400 shares, of which 15,752,900 restricted shares as of December 31, 2023 were granted to certain employees through the employee stock holding platforms (the "Platform"), which are several limited partnerships. Under the Plan, employees are eligible to subscribe such restricted shares at one US$ dollar per each. Vesting is subject to certain service and performance conditions, which includes a condition where employees are not entitled to transfer or redeem the share until the Company's ordinary shares become listed securities over 12 months, which substantially creates a performance condition. The subscription consideration of RMB79,302(US$11,875) has been fully collected by the Company by the end of the year ended December 31, 2022.
The fair value of each restricted share granted was determined at RMB15.20 (US$2.38) using the market approach by reference to the fair value of the ordinary share indicating by the Company's most recent equity financing.
On January 19, 2024, the Company's shareholders approved to repurchase from the Platform 5,433,068 of issued restricted shares. This transaction included 1,555,232 shares with an original value of US$1 per share and the remaining 3,877,836 unpaid shares without any price. These shares were granted to the eligible employees who had left the Company by December 31, 2023 at a total consideration of RMB11,055(US$1,555). As a result, a total number of outstanding restricted shares under the Share Incentive Plan decreased to 10,319,832.
The following table discloses movements for the year ended December 31, 2024:

Number of restricted shares
As of January 1, 2024	15,752,900
Repurchase	(5,433,068)
As of December 31, 2024	10,319,832
Number of restricted shares expected to vest	10,319,832
The Company did not recognize any share-based compensation expenses for restricted shares as the listing of the Company is assessed to be not probable as of December 31, 2024.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

13. Income Tax Expense
Under PRC's Enterprise Income Tax Law ("EIT Law"), the statutory income tax rate is 25%, and the EIT rate will be reduced to 15% for the encouraged enterprises located in the western region which the Company met the requirement, according to the taxation No.23 in 2020 announced by China Development and Reform Commission of the Ministry of Finance and the State Administration, from January 1, 2021 to December 31, 2030. Additionally, as a recognized semiconductor integrated circuit production entity, the Company is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years' tax losses. The Company has not entered into the first tax profitable year as of December 31, 2024. No provision for income taxes has been required to be accrued because the Company is in cumulative loss positions for the period presented. In 2023, the Company applied for Certified High and New Technology Enterprises ("HNTE"), thereby qualifying for an extended loss carryforward period of 10 years, increased from 5 years. To maintain its status as a HNTE, the Company must conduct an annual self-assessment to ensure it continues to meet the HNTE criteria; additionally, the Company must reapply for qualification every three years.
A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years ended December 31,
	2023	2024
PRC Statutory income tax rate	25%	25%
Tax effect of non-deductible expenses in determining taxable profit	0%	0%
Research and development super deduction	4%	8%
Preferential tax rate	(10)%	(10)%
Changes in valuation allowance	(19)%	(23)%
Effective income tax rate	-	-
The principal components of the deferred tax assets are as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB	US$
Deferred tax assets:
Net loss carry-forward	153,610	125,942	17,255
Impairment provisions	3,205	4,331	593
Accrued warranty expenses	1,098	886	121
Accrued compensation	1,207	1,545	212
Deferred income of governmental subsidy	448	414	57
Accrued other expenses	2,174	(1,053)	(144)
Less: valuation allowance	(161,742)	(132,065)	(18,094)
Deferred tax assets, net	-	-	-

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

13. Income Tax Expense - continued
The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Company's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Company has determined that for the deferred tax assets on temporary differences and net operating loss carry forwards, it is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As such, the Company has fully provided valuation allowance for the deferred tax assets as of December 31, 2023 and 2024. No unrecognized tax benefits and related interest and penalties were recorded in the period presented. Amounts of operating loss carry forwards were approximately RMB839 million (US$113 million) for the year ended December 31, 2024, which are expected to expire during the period from 2028 to 2034.
The following table presents the movement of the valuation allowance:

	For the year ended December 31, 2024
	RMB	US$
Balance as of December 31, 2023	161,742	22,160
Provided	10,014	1,372
Reversed	(39,691)	(5,438)
Balance as of December 31, 2024	132,065	18,094

14. Related party transactions
The table below sets forth the major related parties and the relationship with the Company as of December 31, 2023 and 2024:

Company Name	Relationship with the Company
Alpha and Omega Semiconductor Limited and its subsidiaries ("AOS Group")	Shareholder
(a)Amounts due from related parties

Account	Name of related parties	As of December 31,
		2023	2024
		RMB	RMB	US$
Amounts due from related parties, net	AOS Group	153,990	169,281	23,193
The balances of amounts due from related parties as of December 31, 2023 and 2024 are related to sale of finished goods to AOS Group.
(b)Amounts due to related parties

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

Account	Name of related parties	As of December 31,
		2023	2024
		RMB	RMB	US$
Amounts due to related parties	AOS Group	65,612	48,024	6,580
The balances of amounts due to related parties as of December 31, 2023 and 2024 are related to purchase of raw materials (RMB55,522 and RMB37,580 as of December 31, 2023 and 2024, respectively) and equipment (RMB10,090 and RMB10,444, as of December 31, 2023 and 2024, respectively) from AOS Group.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

14. Related party transactions - continued
(c)Sales and purchase with related parties

Accounts	Name of related parties	For the years ended December 31,
		2023	2024
		RMB	RMB	US$
Revenue from related parties	AOS Group	708,070	718,959	98,504
Other operating income, net from related parties	AOS Group	36	-	-
Purchase from related parties	AOS Group	64,252	80,074	10,971
For the years ended December 31, 2023 and 2024, all of the related parties balances and transactions are as above.

15. Commitments and Contingencies
As of December 31, 2024, the Company's commitments related to purchase of property and equipment contracted but not yet reflected in the financial statements were RMB65 million which are expected to be incurred for the year ending December 31, 2025.
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.
As of December 31, 2024, the Company doesn't have any contingency related to unsettled litigation.

16. Subsequent events
The subsequent events were evaluated through August 20, 2025, which is the issuance date of the audited financial statements.
On January 15, 2025, pursuant to a resolution adopted at the Board of Directors Meeting on December 24, 2024, the Company completed its business registration change, which resulted in the admission of a new investor as a new shareholder of the Company. Concurrently, the Company's registered capital was increased from USD 428,241 to USD 460,931.
In April 2025, certain assets of the Company amounting to RMB74,000 were seized by court order in connection with an arbitration initiated by a construction contractor over unpaid construction progress payments. The arbitration is in an early stage, and there are uncertainties with regard to the outcome of this arbitration as of the issuance date of the audited financial statements.
In July 2025, certain shareholders of the Company, including AOS, entered into a series of equity transfer agreements with a new investor. The investor plans to purchase 20.3% and 18.5% of the Company's shares from AOS and the other third-party shareholders, respectively. The purpose of these agreements is to make the investor the controlling shareholder of the Company. As of August 20, 2025, the transactions are not yet consummated.